Exhibit 99.14

Consent of Sue Bird

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled “NI 43-101, 2024 Updated Mineral Resource Estimate for the Whistler Project”, dated effective September 12, 2024; and (ii) the references, as applicable, to the undersigned’s name included in or incorporated by reference in the Annual Information Form for the fiscal year ended November 30, 2025 of GoldMining Inc. (the “Company”) being filed as an exhibit to the Company’s Annual Report on Form 40-F for the fiscal year ended November 30, 2025, being filed by the Company with the United States Securities and Exchange Commission and any amendments thereto, and (b) Registration Statement on Form F-10/A (No. 333-291776) of the Company previously filed with the United States Securities and Exchange Commission.

/s/ Sue Bird
Sue Bird, P.Eng.

Dated: February 27, 2026